VIA EDGAR

July 5, 2016

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	360 Funds - Request for Withdrawal of Certain Post-Effective Amendments to the Registration Statement on Form N-1A of 360 Funds (File Nos. 333-123290 and 811-21726)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), 360 Funds (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (collectively, the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-123290 and 811-21726) relating to the M3Sixty Security Fund (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
45	October 7, 2015	0001398344-15-006772
48	December 18, 2015	0001398344-15-008319
50	December 30, 2015	0001398344-15-008580
53	January 14, 2016	0001398344-16-009011
54	January 28, 2016	0001398344-16-009214
56	February 12, 2016	0001398344-16-009869
57	February 29, 2016	0001398344-16-010352
58	March 18, 2016	0001398344-16-011135
59	April 13, 2016	0001398344-16-011914
60	April 29, 2016	0001398344-16-012459
63	May 19, 2016	0001398344-16-013571
64	June 17, 2016	0001398344-16-014351

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities were sold in connection with this offering.

If you have any questions, please do not hesitate to contact our Trust counsel, Matthew A. Swendiman of Graydon Head & Ritchey LLP, at 513.629.2750.

Very truly yours,

360 Funds

By:	/s/Randall K. Linscott
Title: President